SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                    SUN TELEVISION & APPLIANCES INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    866881105
                                 (CUSIP Number)


                                David A. Belford
                        2097 S. Hamilton Road, Suite 200

           COLUMBUS, OHIO 43232                           614-755-2228
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 11, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                              Page 1 of _____ Pages

                                  SCHEDULE 13D

----------------------------                 ---------------------------------
CUSIP No. 866881105                            Page   of      Pages
----------------------------                 ---------------------------------
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David A. Belford

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a)        / x/
                                    (b)        / /
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         PF
------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                  /  /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
------------------------------------------------------------------------------
         NUMBER OF           7        SOLE VOTING POWER           246,250
                      --------------------------------------------------------
          SHARES             8        SHARED VOTING POWER         404,100
                      --------------------------------------------------------
       BENEFICIALLY
         OWNED BY            9        SOLE DISPOSITIVE POWER      246,250
                      --------------------------------------------------------
          EACH
        REPORTING           10        SHARED DISPOSITIVE POWER    404,100
       PERSON WITH
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         650,350
------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              /  /
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.74%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------              ----------------------------------
CUSIP No. 866881105                         Page  of    Pages
-----------------------------              ----------------------------------
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Howard I. Belford
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a)         / x/
                                    (b)         /  /
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                    /  /
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER           165,826.3781
                      --------------------------------------------------------
         SHARES            8        SHARED VOTING POWER         404,100
                      --------------------------------------------------------
     BENEFICIALLY
       OWNED BY            9        SOLE DISPOSITIVE POWER      165,826.3781
                      --------------------------------------------------------
         EACH
       REPORTING          10        SHARED DISPOSITIVE POWER    404,100
      PERSON WITH
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         589,926.3781
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       /  /
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.27%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------

     This amends the original statement filed by the Belfords (the "Reporting Persons.")

Item 5. INTEREST IN SECURITIES OF THE ISSUER
        David A. Belford owns 246,250 shares of Common Stock, Howard I. Belford owns 165,826.3781 shares of Common Stock and the Reporting Persons jointly own an additional 404,100 shares of Common Stock, which in the aggregate constitute approximately 4.69% of the outstanding shares of Common Stock of the Company. Exhibit A hereto sets forth transactions in shares of Common Stock of the Company effected by the Reporting Persons during the 60-day period preceding June 12, 1997, the dates of such transactions and the sales price per share (exclusive of commissions). All of such shares were sold in brokerage transactions in open market purchases. On June 11, 1997, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Company's stock.

                                    SIGNATURE

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /S/DAVID A. BELFORD
                                             David A. Belford

                                            /S/HOWARD I. BELFORD
                                            Howard I. Belford

Dated:  August 11, 1997

                                                    EXHIBIT A

                          RECENT TRANSACTIONS IN SHARES

     The following table indicates shares of Common Stock sold by the Reporting Persons during the past sixty days. All transactions were effected in brokerage transactions in the over-the-counter market.

                                    Number of
          Date                     Shares Sold              Price Per Share
          ----                     -----------              ---------------
         6/10/97                     3,000                       $1.970
         6/11/97                    22,000                        2.033
         6/11/97                    25,000                        1.970
         6/11/97                    12,500                        2.001